Exhibit 99.1

IMMEDIATE RELEASE

DUNDEE CORPORATION ACQUIRES INTEREST IN
QUEST CAPITAL CORP

Toronto, March 24, 2009 – In accordance with regulatory requirements, Dundee Corporation (TSX: DC.A) (“Dundee Corp.”) announced today that it has acquired 5,000,000 common shares of Quest Capital Corp. (“Quest”) at an approximate price of $1.00 per common share.  Following this transaction, Dundee Corp. owns an aggregate of 15,583,334 common shares of Quest which represents an approximate 10.52% interest in Quest.  In addition, an affiliate of Dundee Corp. owns 3,615,600 common shares of Quest representing an approximate 2.44% interest in Quest. In total, Dundee Corp., together with its affiliate, owns an aggregate of 19,198,934 common shares of Quest representing an approximate 12.96% interest in Quest.

The position in Quest was acquired for investment purposes and may be increased or decreased in the future as considered appropriate in light of investment criteria, market conditions and other factors and in accordance with the provisions of applicable securities legislation.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $55 billion under management and administration.  Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 75% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ravensden Asset Management Inc. and Dundee Real Estate Asset Management (“DREAM”).

For further information, please contact:

Ned Goodman
President & Chief Executive Officer
Dundee Corporation
Telephone: (416) 365-5665

Joanne Ferstman
Executive Vice President & Chief Financial Officer
Dundee Corporation
Telephone: (416) 365-5010